FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2009

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Compañia de Minas Buenaventura Announces
Fourth Quarter 2008 Results

Lima, Peru, February 26, 2009 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company, announced today its results for the fourth quarter 2008. All figures have been prepared according to Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Chief Executive Officer of Buenaventura stated:

“As expected due to the decline in commodity prices, Buenaventura reported a net loss of US$6.1 million in 4Q08, or -US$0.02 per ADS.

Operating income in the fourth quarter was US$16.9 million, 84% lower than the figure reported in 4Q07, while EBITDA from Buenaventura’s direct operations totaled US$29.6 million, 78% lower than the figure achieved in 4Q07. EBITDA including Yanacocha and Cerro Verde decreased 72% from US$264.3 million in 4Q07 to US$73.0 million in 4Q08.

These results are explained by silver and lower base metal prices, which reduced not only the by-product contribution at the Company’s direct operations, but also had an significant negative effect at Cerro Verde.”

Financial Highlights (in millions of US$, except EPS figures):

	4Q08	4Q07	Var%	FY08	FY07	Var%
Total Revenues	165.2	238.2	-31%	815.4	786.4	4%
Operating Income	16.9	105.7	-84%	283.7	366.6	-23%
EBITDA (BVN Direct Operations)	29.6	133.8	-78%	357.7	439.5	-19%
EBITDA (inc. Yanacocha and Cerro Verde)	73.0	264.3	-72%	956.2	904.7	6%
Net Income	-6.1	120.1		153.3	274.8	-44%
EPS*	-0.02	0.47		0.60	1.08	-44%

(*) The number of outstanding shares after the stock split is 254,442,328.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2008 Results

Operating Revenue

During 4Q08, net sales were US$155.0 million, a 32% decrease when compared to the US$226.5 million reported in 4Q07 mainly due to significant decreases in the prices of silver and base metals, as well as lower volume of silver, lead and zinc sold. On the other hand, gold volume sold, as well as the realized price of gold remained stable.

Royalty income during 4Q08 totaled US$10.2 million, a 13% decrease when compared to the US$11.7 million reported in 4Q07.

Operating Highlights	4Q08	4Q07	Var%	FY08	FY07	Var%
Net Sales (in millions of US$)	155.0	226.5	-32%	766.6	747.0	3%
Average Realized Gold Price Gold (US$/oz)*	801	810	-1%	872	685	27%
Average Realized Gold Price (US$/oz) inc. Yanacocha	803	794	1%	874	694	26%
Average Realized Silver Price (US$/oz)*	10.12	14.08	-28%	14.26	13.37	7%
Average Realized Lead Price (US$/MT)*	1,237	2,871	-57%	1,859	2,760	-33%
Average Realized Zinc Price (US$/MT)*	1,184	2,591	-54%	1,798	3,069	-41%
Average Realized Copper Price (US$/MT)*	3,291	7,307	-55%	5,771.34	7,285	-21%
(*) Buenaventura’s Direct Operations

Note: This table does not include the effect of zinc, lead and copper hedges at El Brocal, which represented revenue of US$21.4 million in 2008.
Sales Content
	4Q08	4Q07	Var%	FY08	FY07	Var%
Gold (in oz)*	132,392	126,116	5%	414,682	418,999	-1%
Gold (in oz) inc. Yanacocha	321,137	317,263	1%	1,218,976	1,101,953	11%
Silver (in oz)*	3,901,471	4,643,460	-16%	16,514,171	16,734,876	-1%
Lead (in MT)*	9,693	10,558	-8%	37,853	41,535	-9%
Zinc (in MT)*	20,780	27,687	-25%	82,501	79,138	4%
Copper (in MT)*	2,084	500	317%	7,763	608	1177%
(*) Buenaventura Direct Operations

Net sales for the full year period were US$766.6 million, a 3% increase compared to 2007 (US$747.0 million), while royalty income was US$48.8 million, a 43% increase when compared to US$34.0 million in 2007.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2008 Results

Production and Operating Costs

Buenaventura’s equity production1 during 4Q08 was 113,068 ounces of gold, 4% higher than the 109,132 ounces reported in 4Q07; and 4,007,958 ounces of silver, a 5% decrease when compared to the 4,198,027 ounces reported in 4Q07.

Equity production1 for the accumulated twelve-month period was 422,732 ounces of gold and 15,530,981 ounces of silver. This represented an increase of 5% in gold production (404,166 ounces in 2007), and a 5% increase in silver production compared to 2007 (14,765,694 ounces).

Equity Production[1]
	4Q08	4Q07	Var%	FY08	FY07	Var%
Gold (oz)	113,068	109,132	4%	422,732	404,166	5%
Gold (oz) inc. Yanacocha	296,105	314,182	-6%	1,212,945	1,086,707	12%
Silver (oz)	4,007,958	4,198,027	-5%	15,530,981	14,765,694	5%
Lead ( MT)	5,721	6,636	-14%	23,651	23,198	2%
Zinc ( MT)	9,858	12,400	-20%	41,867	40,808	3%
Copper (MT) inc. Cerro Verde	16,381	14,634	12%	64,349	50,463	28%

At Orcopampa (100%), total gold production in 4Q08 was 78,459 ounces, a 13% increase when compared to the 69,146 ounces reported in 4Q07 (Appendix 2). This production includes 8,304 gold ounces from old tailings treatment. Accumulated gold production for the twelve-month period 2008 was 284,511 ounces, a 6% increase when compared to 2007 (267,935 ounces).

Cash operating cost during 4Q08 was US$263/oz, 41% higher when compared to 4Q07 (US$186/oz). This was explained by:

1.	A 30% increase in exploration and development (3,896m drifted in 4Q08 vs. 2,987m in 4Q07).
2.	A 24% increase in contractor’s fees due to lower rock quality.
3.	Higher consumption of mine support supplies and higher steel prices.

Cash operating costs for 2008 were US$244/oz, 49% higher than the US$164/oz reported in 2007.

At Poracota, gold production in 4Q08 was 13,736 ounces, while the cash operating cost was US$571/oz. Accumulated gold production for the twelve-month period 2008 was 46,126 ounces, while the cash cost was US$623/oz.

Total royalty paid to the government at both Orcopampa and Poracota in 4Q08 was US$2.5 million.

At Uchucchacua (100%), total silver production during 4Q08 was 3,034,526 ounces, similar to 4Q07 production (2,986,989 oz). Zinc production decreased 11% (from 3,230 MT in 4Q07 to 2,861 MT in 4Q08), while lead production decreased 11% (2,774 MT in 4Q08 vs. 3,104 MT in 4Q07).
__________________
1 Production includes 100% of operating units, 100% of CEDIMIN and 35.78% of El Brocal.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2008 Results

Accumulated production for the twelve-month period 2008 was 11,417,199 ounces of silver, 16% higher than 2007 (9,873,771 ounces); 11,300 MT of zinc, an increase of 44% when compared to 2007 (7,853 MT) and 11,101 MT of lead, 26% higher than in 2007 (8,806 MT).

Cash operating cost in 4Q08 was US$7.25/oz, a 118% increase compared to the US$3.32/oz in 4Q07. This was best explained by:

1.
The lower lead and zinc by-product contribution due to lower production and realized prices. This explained the US$4.5/oz increase considering that in 4Q08 this contribution was US$2.31/oz vs. US$6.81/oz in 4Q07. This was partially offset by a decrease in treatment charges.

2.	An increase in contractor expenses due to the 22% increase in tonnage exploited and the 41% increase in diamond drilling works.

It is important to mention that in October 2008, the Company adopted the following decisions in order to adjust its operations to new market conditions:

1.	Ceased exploitation and treatment of the zinc, lead and low silver grade ores.
2.	Switched the new concentrating circuit (500 STD) to treat conventional ore.
3.	Ceased the cyanidation process.

As a consequence, silver cash operating costs decreased from US$7.92/oz in October to US$6.98/oz in December.

Cash operating cost for 2008 was US$6.54/oz, 42% higher than the US$4.62/oz reported in 2007.

Total royalty paid to the government at Uchucchacua in 4Q08 was US$0.5 million.

At Antapite (100%), total production in 4Q08 was 9,130 ounces of gold, a decrease of 51% compared to 4Q07 (18,627 ounces), mainly due to a 55% decrease in gold grade from 0.43 Oz/ST to 0.19 Oz/ST and a lower recovery rate (from 96.4% in 4Q07 to 93.5% in 4Q08). Accumulated gold production was 43,319 ounces, a 40% decrease when compared to 2007 (72,171 oz).

Gold cash operating cost in 4Q08 was US$755/oz, an 88% increase when compared to the US$401/oz in 4Q07. This increase was due to the lower gold content due to lower grades, while tonnage exploited remained stable.

2008 cash operating costs were US$637/oz compared to US$383/oz in 2007.

Total royalty paid to the government at Antapite in 4Q08 was US$0.1 million.

At Colquijirca (El Brocal 35.78%), total zinc production was 18,612 MT in 4Q08, a 24% decrease when compared to the 24,467 MT reported in 4Q07 due to a 23% decrease in the ore grade and a decrease in the recovery rate (Appendix 2). Total silver production during 4Q08 was 841,744 ounces, a 52% decrease when compared to the 1,797,276 ounces reported in 4Q07 due to lower silver grade.

For the twelve-month period 2008, total zinc production was 81,630 MT, a 6% decrease when compared to the 87,151 MT reported in 2007.  In the case of silver, total production decreased 37% from 7,099,097 ounces in 2007 to 4,493,191 ounces in 2008.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2008 Results

At Marcapunta, copper production for 4Q08 was 2,090 MT and 7,496 MT for the 2008 accumulated period.

Zinc cash operating cost for 4Q08 was US$626 per MT compared to US$143 per MT in 4Q07, due a decrease in lead and silver contribution. Full year cash operating cost was US$384/oz compared to US$126/MT in 4Q07.

Total royalty paid to the government at Colquijirca in 4Q08 was US$0.4million.

Operating Expenses

General and administrative expenses for 4Q08 were a positive US$5.7 million due to a US$15.3 million credit for the “Long-Term Compensation provision”. Due to this factor, general and administrative expenses for the twelve-month period 2008 totaled US$34.9 million, a 41% decrease when compared to the US$59.2 million reported in 2007.

Exploration Costs in non-operational mining sites

Exploration costs in non-operational mining sites during 4Q08 were US$14.1 million, a 7% decrease compared to the US$15.1 million reported in 4Q07. The main efforts were focused at the Marcapunta (US$2.2 million), Mallay (US$1.5 million), Chucapaca (US$0.7 million), La Zanja (US$3.5 million) and El Milagro (US$0.2 million) projects. Exploration costs at non-operating mining sites during the twelve-month period 2008 were US$55.2 million, a 19% increase when compared to 2007 (US$46.4 million).

Operating Income

Operating income in 4Q08 was US$16.9 million, an 84% decrease compared to the US$105.7 million reported in 4Q07. This result was mainly explained by lower sales due to a decrease in silver and base metal prices, as well as higher costs at the Company’s direct operations. The provision for the “Impairment for long term assets” also negatively impacted operating income by US$18.6 million.

Accumulated operating income for 2008 was US$283.7 million, a 23% decrease when compared to the US$366.6 million reported in 2007.

 Share in Affiliated Companies

During 4Q08, Buenaventura’s income from non-consolidated affiliates was US$21.4 million, a 71% decrease when compared to the US$74.3 million reported in 4Q07. This decrease was explained by a lower contribution from Cerro Verde (negative US$17.0 million in 4Q08 vs. a positive US$29.5 million in 4Q07) and Yanacocha (US$38.4 million in 4Q08 vs. US$43.7 million in 4Q07). Accumulated income from non-consolidated affiliates was US$340.9 million, an increase of 37% compared to the US$249.6 million reported in 2007.

YANACOCHA

At Yanacocha (43.65%), 4Q08 gold production was 419,329 ounces of gold, a decrease of 11% when compared to 4Q07 (469,760 ounces). Gold production for the twelve-month 2008 period was 1,810,338 ounces, an increase of 16% when compared to the 1,563,670 ounces reported in 2007.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2008 Results

Costs applicable to sales (CAS) at Yanacocha during 4Q08 were US$356/oz, 17% higher than the figure reported in 4Q07 (US$305/oz). Accumulated CAS for 2008 was US$358/oz, in-line with the figure reported last year.

Net income at Yanacocha during 4Q08 was US$90.1 million, an 8% decrease when compared to the 4Q07 figure (US$98.0 million). Accumulated net income for 2008 was US$476.5 million, 115% higher than 2007 (US$221.5 million).

During 4Q08, EBITDA totaled US$159.4 million, a decrease of 9% compared to 4Q07 (US$174.2 million). This decrease was due to the previously-mentioned increase in costs applicable to sales (CAS), which offset the higher realized gold prices, (US$783/oz in 4Q07 to US$804/oz in 4Q08). EBITDA for the twelve-month period 2008 was US$849.2 million, an increase of 79% when compared to the US$475.0 million reported in 2007.

CAPEX for 4Q08 was US$110.3 million and US$248.3 million for 2008

CERRO VERDE

At Cerro Verde (19.05%), 4Q08 copper production was 79,894 MT, a 4% increase when compared to 4Q07 (76,534 MT).  Copper production in 2008 totaled 315,014 MT, 17% higher than the figured reported in 2007 (269,537 MT).

During 4Q08, Cerro Verde reported a net loss of US$100.4 million compared to net income of US$165.0 million reported in 4Q07, best explained by lower sales revenue, which decreased from US$422.7 million in 4Q07 to US$26.1 million in 4Q08 due to a US$247.7 million provision for the repricing of sales at quotational period.

Accumulated 2008 net income was US$718.4 million, an 11% decrease compared to 2007 (US$804.7 million), while sales totaled US$1,836.0 million, an increase of 2% compared to 2007 (US$1,794.6 million).

CAPEX in 4Q08 totaled US$44.7 million and US$133.7 million for 2008.

Net Income

This quarter, Buenaventura’s net loss was US$6.1 million, representing a negative US$0.02 per share, compared to US$120.1 million in net income during 4Q07 (US$0.47 per share). This was explained by the following:

1.	The 84% decrease in operating income.
2.	The 71% decrease in contribution from affiliates

Net income for the twelve-month period 2008 was US$153.3 million (US$0.6 per share), a 44% decrease when compared to the US$274.8 million (US$1.08 per share) reported in 2007.

Project Development

UCHUCCHACUA

•	The integration of the Carmen and Socorro mines at level 3990 concluded in 4Q08 as scheduled.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2008 Results

In the Carmen mine, Master Shaft facilities at level 3920 were completed in December 2008. The Ramp 760, currently at level 3980, will continue deepening to reach level 3920 (760m) in 4Q09.

In the Socorro Mine, a pilot chimney connected level 4060 with level 3990 (70m) at the Luz Shaft in December 2008. The construction of ramp 626 reached level 3960 and is expected to deepen until level 3920 (292m) by the end of 2009.

During 2008, total investment in both projects amounted US$4.8 million.

ORCOPAMPA

•	As of December 2008, the deepening of the Nazareno Shaft reached level 3230 and will continue to reach level 3170 (60m) by the end of this year.

Accumulated investment during 2008 was US$4.4 million.

•	The deepening of the Prometida Shaft reached level 3340 in December 2008. Work for 2009 includes:
1.	Deepening of the shaft to reach level 3290 (50m).
2.	Raising the shaft to communicate with surface (175m).

Accumulated investment during 2008 was US$1.0 million.

Board Resolutions

At the Board of Director’s meeting, held February 26, 2009, the Board passed the following resolution:

To call for the Annual Shareholders Meeting to be held March 27, 2009 to:

•	Approve the financial statements as of December 31, 2008
•	Approve the 2008 Annual Report
•	Approve the appointment of Medina, Zaldívar, Paredes & Asociados Sociedad Civil, Member of Ernst & Young Global, as external auditors for 2009.
•	Approve a cash dividend of US$0.02 per share or ADS to be paid in U.S. currency.

* * *
Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa, Uchucchacua, Antapite, Julcani, Recuperada and Caraveli). Has controlling interest in two mining companies (CEDIMIN and El Brocal) as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 19.05% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

To request a printed version of the Company’s 2007 annual report on 20-F form contact the persons indicated above.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2008 Results

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company and Yanacocha’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in
Subsidiaries and Affiliates
	BVN	Operating
	Equity %	Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	35.78	Colquijirca and Marcapunta Project
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.05	Cerro Verde

(*)Consolidates
(**) Equity Accounting

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2008 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended December 31						Twelve Months Ended December 31
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2008	2007	%	2008	2007	%	2008	2007	%	2008	2007	%
Ore Milled DST	126,922	121,240	4.7%	141,585			483,375	478,671	1.0%	203,684
Ore Grade OZ/ST	0.58	0.59	-1.5%	0.07			0.59	0.58	1.0%	0.07
Recovery Rate %	95.6%	96.3%		83.7%			95.5%	95.9%		82.2%
Ounces Produced	70,155	69,147	1.5%	8,304			273,063	267,935	1.9%	11,448

	GOLD PRODUCTION
	Three Months Ended December 31						Twelve Months Ended December 31
	Antapite			Poracota			Antapite			Poracota
	2008	2007	%	2008	2007	%	2008	2007	%	2008	2007	%
Ore Milled DST	50,431	45,162	11.7%	61,600	30,732	100.4%	207,015	187,968	10.1%	184,188	61,868	197.7%
Ore Grade OZ/ST	0.19	0.43	-54.7%	0.27	0.31	-13.5%	0.22	0.38	-41.7%	0.30	0.32	-5.1%
Recovery Rate %	93.5%	96.4%		82.6%	85.4%		94.1%	95.4%		83.5%	84.7%
Ounces Produced	9,130	18,627	-51.0%	13,736	8,248	66.5%	43,319	72,171	-40.0%	46,126	16,679	176.6%

	SILVER PRODUCTION
	Three Months Ended December 31						Twelve Months Ended December 31
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2008	2007	%	2008	2007	%	2008	2007	%	2008	2007	%
Ore Milled DST	265,118	224,324	18.2%	530,992	493,704	7.6%	265,118	868,520	-69.5%	2,028,588	2,055,485	-1.3%
Ore Grade OZ/ST	15.60	17.10	-8.8%	2.44	5.47	-55.4%	16.00	16.10	-0.6%	3.38	4.97	-32.0%
Recovery Rate %	73.3%	78.0%		65.3%	65.9%		74.2%	70.1%		65.4%	69.3%
Ounces Produced	3,034,526	2,986,989	1.6%	841,744	1,770,039	-52.4%	11,417,199	9,873,771	15.6%	4,493,191	7,071,856	-36.5%

	ZINC PRODUCTION
	Three Months Ended December 31						Twelve Months Ended December 31
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2008	2007	%	2008	2007	%	2008	2007	%	2008	2007	%
Ore Milled DST	265,118	224,324	18.2%	530,992	478,221	11.0%	265,118	868,520	-69.5%	2,028,588	1,631,662	24.3%
Ore Grade %	1.86%	2.71%	-31.4%	5.48%	7.14%	-23.3%	1.98%	1.90%	4.2%	6.10%	6.08%	0.3%
Recovery Rate %	66.9%	62.8%		70.6%	76.8%		63.3%	55.6%		72.7%	76.8%
ST Produced	3,154	3,560	-11.4%	20,516	26,970	-23.9%	12,456	8,658	43.9%	89,982	96,067	-6.3%

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2008 Results

APPENDIX 3

RESERVES AS OF DECEMBER 2008

	PROVEN AND PROBABLE RESERVES

GOLD	BVN %	DST		Oz	BVN
	PART	000	Oz / DST	000	000 Oz
Orcopampa	100.00%	1,320	0.608	802	802
Julcani	100.00%	288	0.022	6	6
CEDIMIN	100.00%	49	0.616	30	30
Antapite	100.00%	97	0.244	24	24
Ishihuinca	100.00%	4	0.412	1	1
Poracota	100.00%	356	0.344	123	123
Yanacocha	43.65%	444,691	0.029	13,014	5,681
Yanacocha (Minas Conga)	43.65%	617,787	0.019	11,836	5,166
El Brocal (Marcapunta) Sulfides	35.78%	7,944	0.012	95	34

TOTAL GOLD RESERVES		1,072,535	0.024	25,932	11,868

SILVER	BVN %	DST		Oz	BVN
	PART	000	Oz / DST	000	000 Oz
Orcopampa	100%	1,320	0.20	264	264
Uchucchacua (Silver-Sulfides)	100%	2,765	17.14	47,390	47,390
Uchucchacua (Zinc-Sulfides)	100%	54	8.53	464	464
Uchucchacua (Silver-Oxides)	100%	143	24.00	3,427	3,427
Julcani	100%	288	21.60	6,223	6,223
Recuperada	100%	127	11.50	1,465	1,465
Antapite	100%	97	0.63	61	61
CEDIMIN	100%	49	2.10	102	102
Pozo Rico	100%	103	16.40	1,693	1,693
Poracota	100%	356	0.16	58	58
El Brocal	35.78%	48,947	1.30	63,631	22,767
El Brocal (Marcapunta) Sulfides	35.78%	7,944	0.46	3,654	1,308

TOTAL SILVER RESERVES		62,193	2.07	128,432	85,221

ZINC	BVN %	DST		DST	BVN
	PART	000	% Zn	000	000 TCS
Uchucchacua (Silver-Sulfides)	100%	2,765	2.21	61.10	61
Uchucchacua (Zinc-Sulfides)	100%	54	6.15	3.35	3
Recuperada	100%	127	4.70	5.99	6
Pozo Rico	100%	103	1.00	1.03	1
Julcani	100%	288	0.20	0.58	1
El Brocal	35.78%	48,947	2.72	1,331.36	476

TOTAL ZINC RESERVES		52,285	2.68	1,403	548

LEAD	BVN %	DST		DST	BVN
	PART	000	% Pb	000	000 TCS
Uchucchacua (Silver-Sulfides)	100%	2,765	1.61	44.51	45
Uchucchacua (Zinc-Sulfides)	100%	54	9.81	5.34	5
Julcani	100%	288	1.70	4.90	5
Recuperada	100%	127	5.60	7.13	7
Pozo Rico	100%	103	0.70	0.72	1
El Brocal	35.78%	48,947	0.90	440.52	158

TOTAL LEAD RESERVES		52,285	0.96	503	220

COPPER	BVN %	DST		DST	BVN
	PART	000	% Cu	000	000 TCS

Yanacocha (Minas Conga)	43.65%	617,787	0.26	1,613	704
El Brocal (Marcapunta) Sulfides	35.78%	7,944	2.46	195	70

TOTAL COPPER RESERVES		625,731	0.29	1,809	774

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2008 Results
Page of 11 of 14

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of December, 31 2008 and 2007

	2008	2007
	US$(000)	US$(000)
Assets
Current assets
Cash, banks and time deposits	554,752	381,612
Current portion of derivative financial instruments	52,873	2,929
Trade accounts receivable, net	65,666	107,540
Other accounts receivable, net	23,040	7,760
Accounts receivable from affiliates	13,111	14,420
Inventory, net	43,472	35,149
Current portion of prepaid taxes and expenses	35,573	16,032
Total current assets	788,487	565,442

Other long - term accounts receivable	1,370	1,451
Prepaid taxes and expenses	5,622	5,338
Derivative financial instruments	21,464	5,035
Investment in shares	882,947	932,420
Mining concessions and property, plant and equipment, net	247,298	244,992
Development costs, net	110,014	84,187
Deferred income tax and workers’ profit sharing asset, net	209,167	141,118
Other assets	1,929	1,486
Total assets	2,268,298	1,981,469

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	35,944	24,662
Income tax payable	4,561	15,349
Other current liabilities	64,817	96,823
Embedded derivatives for contentrates sales	9,953	5,984
Current portion of long - term debt	98,190	20,869
Total current liabilities	213,465	163,687

Other long term liabilities	96,736	72,308
Long term debt	229,105	63,250
Trade agreement for physical delivery of gold	-	102,008
Total liabilities	539,306	401,253

Shareholders’ equity net

Capital stock, net of treasury shares of US$62,622,000 in the year 2008 (US$14,462,000 in the year 2007)	750,540	173,930
Investments shares, net of treasury shares of US$142,000 in the year 2008 (US$37,000 in the year 2007)	2,019	473
Additional paid-in capital	225,978	177,713
Legal reserve	53,007	37,679
Other reserves	269	269
Retained earnings	517,583	1,056,937
Cumulative translation loss	(34,075)	(34,075)
Cumulative unrealized gains on derivative financial instruments, net	16,162	1,518
value	118	158
	1,531,601	1,414,602
Minority interest	197,391	165,614
Total shareholders’ equity, net	1,728,992	1,580,216

Total liabilities and shareholders’ equity, net	2,268,298	1,981,469

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2008 Results
Page of 12 of 14

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three and twelve month period ended December 31, 2008 and 2007

	For the three month period		For the twelve month period
	ended December, 31		ended December, 31
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	155,002	226,545	766,603	747,021
Royalty income	10,183	11,688	48,760	34,014
Realization of deferred income from sale of future production	-	-	-	5,393
Total income	165,185	238,233	815,363	786,428

Operating costs
Cost of sales, excluding depreciation and amortization	70,860	51,175	251,804	182,007
Exploration in units in operation	16,340	11,044	60,730	41,071
Depreciation and amortization	22,165	14,023	59,266	46,307
Total operating costs	109,365	76,242	371,800	269,385
Gross income	55,820	161,991	443,563	517,043

Operating expenses
Administrative	(5,708)	23,925	34,907	59,205
Exploration in non-operating areas	14,076	15,083	55,231	46,407
Royalties	9,124	11,855	35,694	33,978
Impairment of long-lived assets	18,610	-	18,610	-
Sales	2,814	5,392	15,386	10,818
Total operating expenses	38,916	56,255	159,828	150,408

Operating income before unusual item	16,904	105,736	283,735	366,635

Net loss on release of fixed-price component in sales contracts	-	-	(415,135)	(185,922)

Operating income (loss) after unusual item	16,904	105,736	(131,400)	180,713

Other income (expenses), net
Share in affiliated companies, net	21,381	74,315	340,929	249,555
Interest income	4,966	4,190	15,652	14,208
Gain on change in the fair value of gold certificates	-	-	2,199	2,690
Interest expense	(7,667)	(1,736)	(33,934)	(8,614)
Gain (loss) on currency exchange difference	(5,960)	3,066	(12,198)	5,190
Other, net	(13,340)	(2,970)	(9,290)	(8,686)
Total other income (loss), net	(620)	76,865	303,358	254,343

Income before workers’ profit sharing, income tax and minority interest	16,284	182,601	171,958	435,056

Provision for workers’ profit sharing, net	(7,633)	(15,758)	4,725	(19,931)
Provision for income tax, net	(14,589)	(22,767)	26,645	(43,975)

	(5,938)	144,076	203,328	371,150

Net income attributable to minority interest	(122)	(24,018)	(50,045)	(96,389)

Net income (loss) attributable to Buenaventura	(6,060)	120,058	153,283	274,761

Net income per basic and diluted share, stated in U.S. dollars.	(0.02)	0.47	0.60	1.08

Weighted average number of shares outstanding (in units)	254,442,328	254,442,328	254,442,328	254,442,328

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2008 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three and twelve month period ended December 31, 2008 and 2007

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	203,372	218,256	781,116	722,887
Dividends received	126,585	137,212	413,602	159,037
Royalties received	12,625	6,566	50,550	30,713
Interest received	5,926	2,734	18,461	10,841
Settlement of gold certificates	-	-	-	135,189
Value Added Tax recovered	-	(3,462)	-	13,235
Acquisition of Gold Certificates	-	-	-	(66,853)
Payment for release of commitment of sales contracts	-	-	(517,143)	(315,726)
Payments to suppliers and third parties	(55,780)	(52,616)	(270,206)	(202,161)
Payments to employees	(24,519)	(20,292)	(111,110)	(78,852)
Payments for exploration activities	(29,816)	(17,618)	(105,367)	(75,084)
Payment of royalties	(11,144)	(10,537)	(41,401)	(33,033)
Income tax paid	(4,640)	(19,045)	(41,360)	(91,353)
Payments of interest	(7,682)	(2,081)	(26,622)	(5,841)
Net cash and cash equivalents provided by operating activities	214,927	239,117	150,520	202,999

Investment activities
Settlement of escrow account	177,811	-	177,811	-
Disbursements for escrow account	(113,716)	-	(177,811)	-
Decrease (increase) on time deposit	18,542	21,750	56,023	(15,815)
Collections from sales of equipment	-	299	754	916
Settlement of available-for-sale financial assets	-	-	-	55,715
Additions to mining concessions, property, plant and equipment	(11,349)	(10,033)	(61,175)	(61,649)
Disbursements for development activities	(15,577)	(6,377)	(41,950)	(31,681)
Purchase of investments in shares	(14,949)	(1,197)	(29,541)	(1,563)
Other investment activities	(200)	-	(481)	-
Net cash and cash equivalents provided by (used in) invesment activities	40,562	4,442	(76,370)	(54,077)

Financing activities
Proceeds from bank loans	-	-	510,000	55,237
Proceeds from long-term debt	-	10,000	450,000	85,000
Payments of bank loans	-	(30,237)	(510,000)	(65,237)
Payments of long-term debt	(87,879)	(586)	(206,824)	(1,487)
Dividends paid	(20,568)	(22,901)	(50,888)	(69,972)
Dividends paid to minority shareholders of subsidiary	(7,691)	(9,056)	(37,275)	(26,199)
Net cash and cash equivalents provided by (used in) financing activities	(116,138)	(52,780)	155,013	(22,658)

Increase in cash and cash equivalents during the period, net	139,351	190,779	229,163	126,264
Cash and cash equivalents at beginning of period	392,676	112,085	302,864	176,600

Cash and cash equivalents at period-end	532,027	302,864	532,027	302,864

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2008 Results

	For the three month period		For the twelve month period
	ended December, 31		ended December, 31
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Net income	(6,060)	120,058	153,283	274,761
Add (less)
Share in affiliated companies, net of dividends received in cash	105,204	62,897	72,673	(90,518)
Minority interest	122	24,018	50,045	96,389
Depreciation and amortization	9,307	12,684	62,993	49,550
Income from release of commitment of sales contracts	-	-	(102,008)	(129,804)
Deferred income tax and workers' profit sharing benefit	9,192	32,277	(91,565)	(32,506)
Long term officers’ compensation *	(15,256)	15,362	(7,678)	28,666
Accretion expense of the provision for closure of mining units	633	(504)	6,265	2,456
Allowance for impairment of long-lived assets	18,610	-	18,610	-
Loss (gain) on currency exchange differences	5,960	(3,066)	12,198	(5,190)
Embedded derivatives related to sales of contentrates	3,320	5,984	9,729	5,984
Allowance for doubtful trade accounts receivable	-	-	5,372	-
Net cost of machinery and equipment sold	2,534	923	2,534	923
Increase (decrease) of allowance for impairment of inventories	684	(1,820)	684	(1,820)
Adjustment for expense of the provision for closure of mining units and exploration projects	13,066	3,682	13,066	3,682
Physical delivery of gold	-	-	-	(5,393)
Others	3,114	3,080	7,326	4,193

Net changes in operating assets and liabilities accounts

Decrease (increase) of operating assets
Financial assets at fair value through profit or loss (gold certificates)	-		-	63,210
Trade accounts receivable	76,768	(14,273)	41,874	(30,118)
Other accounts receivable	(77)	(1,311)	(4,328)	(3,206)
Accounts receivable from affiliates	2,442	(5,431)	1,790	(3,301)
Derivative instruments	(20,404)	-	(20,404)	-
Inventory	3,009	(1,627)	(8,323)	(4,528)
Prepaid taxes and expenses	2,794	4,620	(19,824)	9,736

Increase (decrease) of operating liabilities
Trade accounts payable	(3,461)	288	11,282	(3,877)
Income tax payable	(356)	(24,710)	(10,788)	(31,780)
Other liabilities	3,782	5,986	(54,286)	5,490

Net cash and cash equivalents provided by operating activities	214,927	239,117	150,520	202,999

(*) This provision corresponds to a long term compensation (10 year program) granted to the Company to certain officers

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: February 26, 2009